                                                                       EXHIBIT 2

                          IN THE IOWA DISTRICT COURT
                         IN AND FOR POLK COUNTY, IOWA

MARY M. RIEFF,                                        CIVIL ACTION
SSN: ###-##-####                                      NO. CE 35780

                Plaintiff,

                v.

JOHN E. EVANS, DOUGLAS L. ANDERSEN,
HAROLD S. EVANS, JAMIE H. SHAFFER,
JAMES W. CALLISON, JAMES M. HOAK, JR.,
MARK. W. PUTNEY, WILLIAM J. HANCOCK,
JAMES D. KIRKPATRICK, CHARLES I.
COLBY, GEORGE E. MOORE, HERSCHEL
G. LANGDON, CHARLES F. MORGAN,
HARDY G. KUYKENDALL, WALTER J.
FAYLE and ALLIED GROUP, INC.

                Defendants,

                and

ALLIED MUTUAL INSURANCE COMPANY,

                Nominal Defendant

                PLAINTIFF'S MOTION FOR TEMPORARY AND PERMANENT
                      INJUNCTIVE RELIEF AND FOR A HEARING
                      -----------------------------------

        Plaintiff, Mary M. Rieff, in the above-captioned action hereby moves this Court to enter a temporary and permanent injunction enjoining the defendant directors of Allied Mutual Insurance Company ("Allied Mutual" or "Company") from negotiating or approving or otherwise acting on a proposed merger offer made by Nationwide Mutual Insurance Company of Ohio ("Nationwide") and made public May 18, 1998, or any other mergers or acquisitions affecting Allied Mutual and its policyholders for whom the Company is exclusively operated, until further order of this Court. Plaintiff further requests that the Court set a date for a speedy hearing on the merits of this motion at the Monday, June 8, 8:00 a.m. scheduling conference in this action. The grounds for this motion are the director defendants' irreconcilable conflicts of interest, as further discussed herein and in the Complaint, as significant stockholders in, directors and officers of, and current or recent-past senior executives of defendant stock company Allied Group, Inc. ("Allied Group"), whose interests are also divergent from those of Allied Mutual. Nationwide made a simultaneous acquisition proposal for Allied Group's stock for $1.44 billion (a 69% premium price), a deal which is premised on acquiring Allied Mutual through the proposed merger at a potential windfall exceeding $500 to $750 million. The directors and executive officers of Allied Mutual would receive in excess of a $30 million premium on their stock holdings alone from the Allied Group deal. Upon information and belief, the director defendants of Allied Mutual have also negotiated for themselves and received assurances from Nationwide for indemnification from any judgment resulting from plaintiff's claim, which gives them an additional reason to ignore the Company's interests in favor of their own interests. As a result, these directors continue to demonstrate an inability to represent Allied Mutual and its policyholders' interest rather than their own.

        Plaintiff moves as follows:

        1. Allied Mutual is a mutual insurance company, that is, its policyholders are its sole owners, and it exists solely to provide the best, low-cost insurance to its policyholder-owners.

        2. This motion arises from this derivative action in which plaintiff is seeking the return of over $750 million (at current stock trading prices) in assets improperly taken by the defendants from Allied Mutual and its policyholder-owners. As set forth in detail in the Complaint, the individual defendants -- all current and prior members of the board of directors of Allied Mutual -- defrauded and breached their duties to the company by a scheme in which they and their predecessors created a wholly-owned stock subsidiary of Allied Mutual, called Allied Group, Inc. ("Allied Group"), and subsequently granted and sold its stock to themselves and other inside investors for grossly inadequate or no consideration.

        3. This scheme was perpetrated through a series of complex transactions beginning in 1985 whereby Allied Mutual went from owning 100% of Allied Group to owning none of its equity, or common stock. As alleged in the Complaint, Allied Mutual's interest in Allied Group has been effectively reduced to that of a subordinated creditor owning only a fixed-rate 6-3/4% series of Preferred Stock of Allied Group. In addition, defendants permitted Allied Group to take numerous corporate opportunities from Allied Mutual without any consideration, and in at least one instance they caused Allied Mutual to finance one of Allied Group's acquisitions for no consideration. See Complaint at (P)(P) 1, 43 and 46.

        4. The individual defendants reorganized Allied Mutual and Allied Group in 1990 such that Allied Mutual was stripped of its employees and its agency distribution force, which Allied Group took for no consideration. In addition, an employee stock ownership plan ("ESOP") was established and, with Allied Group's complicity, purchased 8.1 million shares (then 37% of Allied Group's stock) of 8% Convertible Preferred Stock of Allied Group (each share convertible to 1 share of common stock) for approximately half its market value at $36 million. This diluted Allied Mutual's interests for clearly inadequate consideration, while it benefitted the ESOP with a windfall exceeding $200 million at the pre-offer value, and directly benefitted the director defendants and other Allied Group employee beneficiaries. See Complaint at (P)(P) 44(b)-(c).

        5. The individual defendants also manipulated a critical pooling agreement through which virtually all the business of the two companies (and other Allied Group subsidiaries) was administered by Allied Mutual with expenses and profits apportioned on a pro rata basis. Through a series of unfair changes in the pooling agreement and the unjustifiable transfer to Allied Group of Allied Mutual's valuable right to administer the pool, Allied Mutual and its policyholder-owners were deprived of an asset worth over $200 million for no consideration, and suffer significant on-going overcharges on pool expenses. See Complaint at (P)(P) 44(d), 47-52. Allied Group's strong earnings performance is a direct result of the improper siphoning of Allied Mutual's assets for Allied Group's benefit, Allied Group's taking of Allied Mutual's corporate opportunities, its taking of Allied Mutual's employees and agency force without consideration, the manipulation of the pooling agreement to Allied Mutual's disadvantage, and the transfer of significant benefits through incentive plans and otherwise to the directors and employees who were thereby unduly enriched. See Complaint at (P)(P) 31-54.

        6. This transfer of two-thirds of Allied Mutual's value resulted in the de facto demutualization of Allied Mutual (i.e., conversion to stock form) without the approval of policyholders or the payment of consideration to them as required under state law. I.C.A. (S)515G.1 et seq. See Complaint at (P)(P) 1 and
53. As a result, Allied Mutual's policyholders have suffered and continue to suffer significant economic harm, including loss of property, decreased dividends, increased premiums, and a decreased bargaining position regarding any suitors.

        7. On May 18, 1998, Nationwide made two simultaneous offers; a hostile cash tender offer to purchase all of Allied Group, Inc. ("Allied Group") stock at $47 a share (a 69% premium over the then $27 trading price), and an unsolicited offer to acquire Allied Mutual by merging it into

Nationwide. Under the merger proposal, Allied Mutual's policyholders' interests would be grossly diluted.

        8. Although the offers were made separately, they are in reality inseparably intertwined for three fundamental reasons. First, Nationwide is proposing to merge with Allied Mutual without paying anything for it, even though Allied Mutual is worth considerably more than $500 million (calculated at less than double its $270 million in current surplus assets, a conservative valuation of an insurer). In fact, this savings alone to Nationwide approximates the additional above-market-share cost Nationwide would incur through it current offer to acquire Allied Group stock for a premium. Absent the Allied Mutual merger, the Allied Group acquisition proposal would be at least $500 million less attractive and, therefore, almost surely prohibitively expensive.

        9. Second, the two offers are inseparable because the Allied Mutual and Allied Group, once solely owned by Allied Mutual's policyholders, are still integrated. For example, Allied Mutual and Allied Group share the same board chairman, and have identical executive officers, including the president, chief executive officer, chief financial officer, and vice presidents. This is in addition to the four of Allied Mutual's six directors who also serve on Allied Group's board and four-man executive committee. In addition, Allied Mutual and Allied Group share the same agency distribution system which is highly coveted by Nationwide to "augment exponentially" its own capacity in sales. Absent a merger with Allied Mutual, Nationwide will be clearly restrained in how it can utilize this critically valuable asset, thereby significantly lessening the value of Allied Group.

       10. Third, the two offers are inseparable because Nationwide seeks total ownership and control of Allied Group, and its objectives are not achievable as long as Allied Mutual retains ownership of preferred stock which controls 18.2% of Allied Group's voting stock. Moreover, a hostile takeover by Nationwide of Allied Group can be blocked by Allied Mutual through its control of the 18.2% voting stock since Nationwide will not be able to acquire 85% of outstanding voting securities to effectuate the takeover as required by Section 490.1110 of the Iowa Code. Of course, Nationwide has conditionally offered to buy out Allied Mutual's preferred stock of Allied Group for $65 million, if the transactions are approved, and to make a one-time distribution of the net proceeds to Allied Mutual's current 220,000 policyholders. This, however, is grossly inadequate consideration to policyholders for the acquisition through merger of their valuable mutual, the loss of their last vestiges of interest in Allied Group (upon which they are totally dependent for all employee, distribution system and business services), and the loss of valuable voting leverage in Allied Group.

       11. Nationwide's offers are not fair and equitable to Allied Mutual. The offer would: facilitate the absorption of Allied Mutual into Ohio-based Nationwide for inadequate consideration and the benefit of Nationwide's policyholders and facilitate the distribution of a significant financial windfall to Allied Group shareholders which belongs to Allied Mutual and its policyholders. The offers fail to make Allied Mutual, and therefore its policyholders, whole for, inter alia, the many years policyholders overpaid on their insurance premiums, received no or lower dividends than appropriate, and received no compensation for the de facto demutualization of most of their mutual insurer. Clearly, Allied Mutual and its policyholders' harms will not be rectified until they are compensated for their over $750 million losses. Nationwide's proposal to distribute anything less than the full value of Allied Mutual to Allied Mutual's 220,000 policyholders (the current offer is for under $300 per policyholder), pursuant to the merger, falls grossly short of what is fair and in the best interests of policyholders.

        12. Although Allied Mutual's and Allied Group's directors have not approved the Nationwide offers to date, upon information and belief, both Allied Mutual and Allied Group have retained or are in the process of retaining investment bankers and other advisors to negotiate the offers.

        13. Plaintiff seeks to enjoin defendants from taking any action in furtherance of these transactions because all six members of Allied Mutual's board of directors suffer from irreconcilable conflicts of interest with Allied Mutual and its policyholders and lack the necessary independence to consider, negotiate or approve them. Four of Allied Mutual's board members are also on the board of Allied Group and make up Allied Group's executive committee which has broad authority to act on behalf of the entire Allied Group board. John Evans, chairman of both Allied Mutual's and Allied Group's board, is also a highly paid consultant to Allied Mutual, Allied Group (and Allied Life Financial Corporation ("Allied Life") - see below). Douglas Andersen is president and chief executive officer for both Allied Mutual and Allied Group. Of the other two Allied Mutual directors and of the other two directors, one is a current and one a recent-past senior executive of Allied Group. All of Allied Mutual's directors own significant stock and stock options in Allied Group and stand to benefit personally from a premium price buy out and any future negotiated benefits for shareholders. As such, defendants cannot exercise the requisite independent business judgement on behalf of Allied Mutual in considering the intertwined offers while wearing at least four additional hats - that of Allied Group top executives, directors, and significant stockholders, and that of directors and shareholders of Allied Life, a publicly traded subsidiary of Allied Mutual for which a separate offer has reportedly been made by Nationwide. These defendants have also each presided over all or part of the decimation of Allied Mutual since 1985 and have breached their fiduciary duty to Allied Mutual and its policyholders.

        14. Each of the director defendants has an additional personal stake in the transactions to the extent that the transactions relate to this and any other claims against them. Upon information and belief, director defendants have successfully negotiated with Nationwide for their own indemnification as to the claims in this lawsuit. Thus, there is all the more incentive for director defendants to approve the merger in order to obtain this additional personal benefit. Nationwide's indemnification of defendants would permit defendants to keep their substantial ill-gotten gains in a miscarriage of justice which is grossly prejudicial to Allied Mutual's policyholders.

        15. As a result of the foregoing, plaintiff will be irreparably harmed absent the requested Order because Allied Mutual's directors have been considering, may be negotiating, and could approve the merger proposal at any time. Allied Group's shareholders have been informed that its directors will respond to the offer on or around June 1, 1998 and so it is imminent. Any negotiations or approval by Allied Mutual's self-interested directors of the offers will result in an irreparable harm to the plaintiff and nominal defendant Allied Mutual on whose behalf this derivative suit has been filed. Plaintiff further states that such an Order is necessary to preserve the status quo and to prevent said immediate and irreparable harm.

                                LEGAL ARGUMENT
                                --------------

        16. The law on this issue is clear and concise. The directors of a corporation owe a fiduciary duty to the corporation and must serve in a manner believed to be in good faith to the best interest of the corporation. Cookies
                                                                      -------
Food Products v. Lakes Warehouse, 430 N.W. 447, 451 2d (Iowa 1988); see also
--------------------------------
Schildberg v. Rock Prods. Co., 140 N.W. 2d 132, 136 (Iowa 1966.) The law
-----------------------------
commonly describes the fiduciary duties of corporate directors as two-fold, "consisting both of a duty of care and a duty of loyalty," Cookies Food Products
                                                           ---------------------
v. Lakes Warehouse, supra, at 451; see also Norlin Corporation v. Rooney, Pace
-------------------------                   ----------------------------------
Inc., 744 F.2d, 255, 264 (2d Cir. 1984). The duty of loyalty derives from the
----
prohibition against self-dealing that inheres in the fiduciary relationship. Id.; citing Pepper v. Litton, 308 U.S. 295, 306-07 (1939). In Norlin, the Court
--          ----------------                                  ------
of Appeals held that "[o]nce a prima facie showing is made that directors have a self-interest in a particular corporate transaction, the burden shifts to them to demonstrate that the transaction is fair and serves the best interest of the corporation and its shareholders." Norlin Corporation v. Rooney, Pace Inc.,
                                   ---------------------------------------
supra, at 264.
-----

        17. In Norlin, the Court of Appeals affirmed the district court's
               ------
granting of a preliminary injunction ruling that the director' transfer of stock to an Employee Stock Option Plan ("ESOP") was perpetrated by the directors in an effort to remain in control of the corporation and to avert a potential hostile take over. Id. at 265. The Court rejected the directors' contention that the
           --
creation of the ESOP was a prudent business decision and thus permissible under the business judgment rule. The Court repudiated this argument, holding that the "business judgment rule governs only where the directors are not shown to have a self-interest in the transaction at issue," and once "self dealing or bad faith is demonstrated, the duty of loyalty supersedes the duty of care, and the burden shifts to the directors to 'prove that the transaction was fair and reasonable to the corporation'." Id. at 265; quoting Treadway Companies, Inc. v.
                                 --                  ---------------------------
Care Corp., 638 F.2d 367, 382 (2d Cir. 1980).
----------

        18. Iowa law similarly holds that when "the interest of the officer or director will be brought into conflict with that of his corporation, the law will not permit him to seize the opportunity for himself" when "in fairness it belongs to the corporation." Rowen v. LeMars Mut. Ins. Co. of Iowa, 282 N.W. 2d
                             -------------------------------------
639, 660 (1979). In circumstances where the directors have a self-interest, these transactions "are scanned by the courts with skepticism and scrutiny, and may be nullified on slight grounds. It is the policy of the courts to put such fiduciaries beyond the reach of temptation and the enticement of illicit profit." Des Moines Bank & Trust Co. v. George M. Bechtel
                               ------------------------------------------------
& Co., 51 N.W. 2d 174, 216 (Iowa 1952). Moreover, if in fact it is deemed that
-----
the interests of the corporation have been betrayed by the self-interest of the directors, "the corporation may elect to claim all of the benefit of the transaction for itself, and the law will impress a trust in favor of the corporation, upon the property, interests, and profits so acquired." Rowen v.
                                                                     --------
LeMars Mut. Ins. Co. of Iowa, supra, at 660.
-----------------------------------

        19. In the present case, it is clear that the directors of Allied Mutual have persuasive self-interests involved in the transaction with Nationwide. Thus, based on this inherent conflict of interest, it is inconceivable that these directors can or should be allowed to negotiate the terms of a transaction that cannot be "beyond the reach of temptation and the enticement of illegal profit" and has potentially fatal consequences to Allied Mutual's policyholders and benefits the directors' respective self-interests. See Des Moines Bank &
                                                           -----------------
Trust Co., v. George M. Bechtel & Co, supra, at 216. A prima facie showing has
------------------------------------  -----
been made that the directors have a self-interest in the present transaction, and consequently, the burden shifts to the directors to demonstrate that they are in any position to exercise business judgment, and that the transaction is fair and serves the best interest of Allied Mutual. Cookies Food Products v.
                                                    ------------------------
Lakes Warehouse, supra, at 451; see also Norlin Corporation v. Rooney, Pace
---------------  -----                   ----------------------------------
Inc., supra, at 264.
----  -----

                                  INJUNCTION
                                  ----------

        20. Pursuant to I.R.C.P. 321, an injunction is an appropriate remedy when "the commission or continuance of some act...would greatly or irreparabl[y] injure" the plaintiff. A temporary injunction is a preventative remedy to maintain the status quo of the parties prior to final judgment and to protect the subject of the litigation. Atlas Mini Storage v. First Interstate
                                       --------------------------------------
Bank, 426 N.W. 2d 686 (Iowa App. 1988). In Berger v. Amana Society, 95 N.W. 2d
----                                       -----------------------
909 (Iowa 1959), the Iowa

Supreme Court affirmed the lower court's decision granting the plantiffs' (stockholders in the defendant corporation) request for an injunction. The plaintiffs sought to enjoin the directors of the defendant corporation from effectuating certain amendments to the articles of incorporation which would make radical changes in the stock structure of the corporation. Id. at 911. The
                                                                --
Court held that the amendments "went beyond the power of the corporation" id. at
                                                                          --
915, and that in granting the injunction "the trial court ruled correctly" id.
                                                                           --
at 916.

       21. Moreover, in Norlin Corporation v. Rooney, Pace Inc., supra, at 260,
                        ---------------------------------------  -----
a preliminary injunction was deemed to be an appropriate remedy where the directors had conflicting interest in attempting to create an ESOP to prevent a hostile takeover. The Court held that the potential irreparable harm (the delisting of the common stock) justified the imposition of a temporary injunction.

       22. Similarly, in the present case, without an injunction there is a significant danger that Allied Mutual and its policyholders will be irreparably harmed. These harms include, without limitation: (i) the distribution of a significant financial windfall to Allied Group shareholders -- including defendants -- most of which belongs to Allied Mutual and its policyholders; (ii) the extensive self-dealings of defendants; and (iii) the risk that Allied Mutual will not avail itself of legitimate corporation opportunities for the full value.


        WHEREFORE, the Plaintiff moves that this Court:

        1. Set a date for a speedy hearing at the Monday, June 8, 1998 scheduling conference in this action. Plaintiff's counsel intend to attend this scheduling conference in person.

        2. Provide for notice to defendants that the scheduling of a speedy hearing date on Plaintiff's Motion for Temporary and Permanent Injunctive Relief
                ----------------------------------------------------------------
shall be considered at the June 8,

1998 scheduling conference. Plaintiff has served copies of this motion, via express overnight mail, on counsel of record for defendants. On this date, Plaintiff also has served copies of her motion, via express overnight mail, to individual defendants for whom no counsel have yet appeared, at their last known addresses as provided by counsel for defendants of record. Plaintiff requests that the Court find that the above-described service is sufficient;

        3. After such hearing, issue an Injunction to bar the six Allied Mutual directors from considering, negotiating, or approving any transaction on behalf of Allied Mutual, with Nationwide, or any other mergers or acquisitions affecting Allied Mutual and its policyholders, until further order of this Court.

        Plaintiff seeks leave to further supplement this motion prior to the hearing, and post-hearing to propose a fair and equitable alternative to the defendant directors considering, negotiating or approving the transactions at issue. But for now, it is clear that the defendant directors must be prohibited from passing judgment on a matter in which they are so obviously self-interested and in which their self-interest conflicts with the interests of Allied Mutual.

                                        Respectfully submitted,

                                        Mary M. Rieff,

                                        By her attorneys,

                                        /s/ Brad J. Brady
                                        -----------------------
                                        Brad J. Brady
                                        Brady & O'Shea, P.C.
                                        2735 1st Avenue SE,
                                        Cedar Rapids, IA 52402
                                        (319) 866-9277

                                               -and-


                                        /s/ Jason B. Adkins
                                        --------------------------
                                        Jason B. Adkins
                                        Adkins & Kelston
                                        90 Canal Street, 5th Floor
                                        Boston, MA 02114
                                        (617) 367-1040


                                               -and-


                                        BARRACK, RODOS & BACINE


                                        /s/ Daniel Bacine
                                        ------------------------
                                        Daniel Bacine
                                        Leslie Molder
                                        3300 Two Commerce Square
                                        2001 Market Street
                                        Philadelphia, PA 19103
                                        (215) 963-0600


                                               -and-


                                        /s/ David L. Kelston
                                        --------------------------
                                        David L. Kelston
                                        90 Canal Street, 5th Floor
                                        Boston, MA 02114
                                        (617) 367-1040


                                               -and-


                                        /s/ Paula Isola
                                        -----------------------------
                                        Paula Isola
                                        Center for Insurance Research
                                        1130 Massachusetts Avenue
                                        Cambridge, MA 02138
                                        (617) 441-2900


Dated: June 1, 1998
cc:    Hon. Larry J. Eisenhauer
       304 Polk County Courthouse
       500 Mulberry Street
       Des Moines, IA 50309

                            CERTIFICATE OF SERVICE
                            ----------------------

        I, Dorothy Bergquist certify that true and correct copies of the Plaintiff's Motion For Temporary And Permanent Injunctive Relief And For A Hearing were served, via Express Mail, Overnight Delivery, this 1st day of June, 1998, upon counsel for defendants, or upon Defendants not yet represented by counsel, as follows:


David L. Brown                           John E. Evans
John A. McClintock                       47218 Crystal Loop Eldorado
8th Floor Fleming Building               Indian Wells, CA 92210
218 Sixth Avenue
Des Moines, Iowa 50309                   Harold S. Evans
                                         5220 5th Avenue
Bruce W. Fourdree                        Pittsburgh, PA 15232
Michael R. Hasson
Lord, Bissell & Brook                    James W. Callison
115 S. Lasalle Street                    5821 Woodland Avenue
Chicago, Illinois 60603                  West Des Moines, LA 50312

Glenn L. Smith                           James M. Hoak, Jr.
Finley, Alt, Smith, Scharnbert,          Hoak Capital
May & Craig, P.C.                        13355 Noel Road, Suite 1050
4th Floor Equitable Building             Dallas, Texas 75240
604 Locust Street
Des Moines, Iowa 50309                   Mark W. Putney
                                         600 Stevens Port Drive
J. William Koegel                        North Sioux City, SD 57049
Steptoe & Johnson, LLP
1330 Connecticut Avenue                  William J. Hancock
Washington, D.C. 20036-1795              Windsor Heights
                                         7205 Bellaire Avenue
Kent M. Forney                           Des Moines, Iowa 50311
Jason T. Madden
Bradshaw, Fowler, Proctor &              Hardy G. Kuykendall
Fairgrave, P.C.                          3709 Avenida Johanna
801 Grand Avenue, Suite 3700             LaMesa, CA 91941
Des Moines, Iowa 50309-2727

Walter J. Fayle                          James Kirkpatrick
676 Rinaldo Street                       2908 S.W. 30th Street
Santa Rosa, CA 95409                     Des Moines, Iowa 50321



                                    /s/ Dorothy Bergquist
                                    ---------------------------
                                    Dorothy Bergquist